Exhibit 99.2

HAOXIN HOLDINGS LIMITED

(the “Company”)

FORM OF PROXY

Appointment

The undersigned hereby appoints __________________ and __________________, and each of them, as proxy to vote shares at the extraordinary general meeting of the Company to be held at 11:00 a.m. on Friday, November 13, 2026, Eastern Standard Time (EST) (12:00 a.m. on Saturday, November 14, 2026, Beijing Time), and any adjournment thereof.

Voting Instructions

Mark one choice for each proposal.

Proposal 1 — First Share Consolidation and Increase of Share Capital (Ordinary Resolution)

For	Against	Abstain
☐	☐	☐

Proposal 2 — Conditional Second Share Consolidation and Increase of Share Capital (Ordinary Resolution)

For	Against	Abstain
☐	☐	☐

Proposal 3 — Adoption of Amended M&A (Special Resolution)

For	Against	Abstain
☐	☐	☐

Default Instruction

If a validly executed proxy provides no voting direction, it will be voted FOR each of Proposals 1–3.

Execution

Date: __________________	Signature: ______________________________

Name: ______________________	Number/Class of Shares: _______________________